SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2007

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

	By:	/s/ R.L. Van Iperen
Chairman of the Board of
Executive Directors and
Chief Executive Officer

Dated: June 19, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1	Press Release issued June 19, 2007

Exhibit 99.1

Océ announces its intention to voluntarily terminate its NASDAQ listing

Venlo, the Netherlands, June 19, 2007 - Océ N.V. [NASDAQ:OCENY], a leading international document management company organized under the laws of the Netherlands [“Océ”], today announced its intention to voluntarily terminate the listing of its American Depositary Receipts [the “ADRs”] for quotation on the NASDAQ Stock Market [“NASDAQ”]. Océ also intends to terminate the registration of its ordinary shares under Section 12[g] of the Securities and Exchange Act of 1934, as amended [the “Exchange Act”], and as a consequence of which its reporting obligations under Sections 13[a] and 15[d] of the Exchange Act will cease.

CEO Mr. Rokus van Iperen stated: “In 1984 Océ had almost no footprint in the United States. To facilitate our expansion to the United States and increase our brand recognition we decided to list Océ on NASDAQ. Today the circumstances have changed completely as the U.S. realizes 43% of our revenues and we successfully acquired Bruning [1991], Archer Management Services [1999] and Imagistics International Inc. [2005] without expanding our equity financing.”

CFO Mr. Jan van den Belt added: “The trend toward consolidation of the world’s major stock exchanges, as evidenced by the merger of the New York Stock Exchange and Euronext, as well as Océ’s adoption of the International Financial Reporting Standards, have greatly facilitated the ease of cross border investing. U.S. investors can easily trade in Océ ordinary shares through Euronext, Océ’s primary market, or several other markets in Europe. The ADRs are thinly traded and represented less than 1% of all trading in Océ over the past twelve months. We investigated our listings and concluded that maintaining multiple listings and multi-jurisdictional filings results in significant burdens and costs which outweigh any benefits. Our decision will not impact our longstanding commitment to maintaining excellence in and complying with international standards of corporate governance and financial reporting. We greatly value and remain committed to our U.S. shareholders.”

Océ’s ordinary shares will continue to be listed for trading in Amsterdam [Euronext], and Océ’s ADRs may be traded in the United States on the over-the-counter bulletin board.

As required by new Exchange Act Rule 12h-6, Océ will continue to make available all of its annual and quarterly information [as well as any other information that is required under Dutch law or under the Euronext rules] to its investors through its website. Océ will also continue to host all of its regular investor relations activities, analyst meetings and road shows, including those in the U.S.

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Océ has provided written notice to NASDAQ of its intent to delist and intends to file the applicable forms with the U.S. Securities and Exchange Commission on or about June 19, 2007.

Océ N.V.

June 19, 2007

For further information:

Océ N.V.

Investor Relations:	Press:
Carlo Schaeken	Jan Hol
Vice President	Senior Vice President
Investor Relations	Corporate Communications
Tel. +31 77 359 2240	Tel. + 31 77 359 2000
e-mail investor@oce.com	e-mail jan.hol@oce.com

About Océ

Océ is one of the world’s leading document management companies. In advanced research centres and high-tech production facilities the company develops products and services for the efficient and effective exchange of information, including the reproduction, presentation, distribution and management of documents.

The products and services offered by Océ are characterised by their acknowledged high quality, based on reliability, productivity, durability, ease of use and environmental friendliness. Océ’s products and services are primarily offered direct via the company’s own sales and service organisations; a limited number are also distributed via third parties.

Océ focuses on professional user environments, particularly those processing high document volumes. The company has around 24,000 employees worldwide and in 2006 Océ achieved revenues of € 3.1 billion. For more information on Océ, visit www.oce.com.

Forward-looking statements

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

This release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ [and some of which are beyond Océ’s control].

When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to the annual report for 2006 [part 1 and 2], Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com